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                                                                     Exhibit 1.1

                            REPORT OF TAKE OVER BID
           Pursuant to Sections 189.1.1 and 189.1.3 of the Regulation
                         to the Securities Act (Quebec)


1.      Name and address of the Offeree Company:

        IAMGold Corporation ("IAMGold")
        220 Bay Street, 5th Floor
        Toronto, Ontario
        M5J 2W4

2.      Name and address of the Offeror:

        Golden Star Resources Ltd. ("Golden Star")
        10901 West Toller Drive, Suite 300
        Littleton, Colorado
        80127-6312

3.      Designation of the securities that are subject to the bid:

        Common shares of IAMGold

4.      Date of the bid:

        June 9, 2004

5. Maximum number of securities of the class subject to the bid which are sought by the Offeror:

        All of the outstanding common shares of IAMGold

6.      Value, in Canadian dollars, of the consideration offered per security:

        Golden Star will issue 1.15 common shares of Golden Star for each common share of IAMGold. The value of the consideration per IAMGold shares was Cdn.$8.326 based on the closing trading price of the IAMGold Shares and the Golden Star Shares on the Toronto Stock Exchange on May 27, 2004 (being the last trading day prior to the announcement of the proposed combination).

7.      Fee payable in respect of the bid, as calculated under section 271.4(1):

        The minimum fee of $850 is included with this report. The remaining fees calculated under Section 271.4(1) will be paid once Golden Star has determined how many Canadian holders of IAMGold shares there are, and thus the total consideration offered in Canada for the shares.


DATED June 9, 2004


Golden Star Resources Ltd.


Per: /s/ Peter J. Bradford
    -------------------------------
    Name:  Peter J. Bradford
    Title: President and Chief Executive Officer